SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM U-33-S

ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES

Filed under Section 33(e) of the

Public Utility Holding Company Act of 1935, as amended

For the fiscal year ended December 31, 2003

Filed pursuant to the Public Utility Holding Company Act of 1935 by

TXU Corp.
Energy Plaza
1601 Bryan Street
Dallas, Texas 75201

This Commission is requested to mail copies of all communications relating to this Annual
Report to:

Eric H. Peterson
General Counsel
TXU Corp.
Energy Plaza
1601 Bryan Street, Suite 41-0026
Dallas, Texas 75201

May 1, 2004

ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES — Page 1

Item 1.
Item 2.
Item 3.
SIGNATURE

     TXU Corp. (the “Company”), a Texas corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the “Act”), hereby files with the Securities and Exchange Commission (“Commission”) this Annual Report Concerning Foreign Utility Companies pursuant to Section 33(e) of the Act and Rule 57(b) of the implementing regulations thereunder 17 C.F.R. § 250.57(b)(1996). The Company is an associate company of each of (i) TXU Electricity Limited; (ii) Compania Mexicana de Gas S.A. de C.V.; (iii) TXU Networks (Gas) Pty Ltd; (iv) Stadtwerke Kiel AG; (v) TXU Europe Renewable Generation Limited; and (vi) Braunschweiger Versargungs AG, each a foreign utility company under the Act.1

     Item 1.

     A. Name, location and business address of each foreign utility company (“FUCO”).

1.	TXU Electricity Limited Level 33 385 Bourke Street Melbourne 3000 Australia

2.	Compania Mexicana de Gas S.A. de C.V. Calle San Nicolas de las Garza Nte. 2901 Colonia Cementos C.P. 64520 Monterrey N.L. Mexico

3.	TXU Networks (Gas) Pty. Ltd. Level 33 385 Bourke Street Melbourne 3000 Australia

4.	Stadtwerke Kiel AG Knooper Weg 75 24116 Kiel Germany

[1] Although TXU Corp., indirectly through a subsidiary, still owns outstanding securities of Stadtwerke Kiel AG, TXU Europe Renewable Generation Limited, and Braunschweiger Versargungs AG (collectively, the “European FUCOs”), the intermediate subsidiary between TXU Corp. and the European FUCOs, TXU Europe Limited, and certain of its subsidiaries, were admitted into administration proceedings in the United Kingdom on November 19, 2002. The appointed administrators control TXU Europe Limited and those subsidiaries in administration, which are the parent companies of the companies that directly own the outstanding securities of the European FUCOs. Therefore, although the European FUCOs have been included in this Report, no inference should be drawn that the European FUCOs are still subsidiaries of TXU Corp. (as such term is defined in the Public Utility Holding Companies Act of 1935, as amended) since TXU Corp.’s subsidiaries may not own voting securities of the European FUCOs. Additionally, on April 23, 2004, TXU Corp. entered into an agreement to sell its Australia operations which would include TXU Electricity Limited and TXU Networks (Gas) Pty. Ltd.

ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES — Page 2

5.	TXU Europe Renewable Generation Limited The Adelphi 1-11 John Adam Street London England

6.	Braunschweiger Versargungs AG Taubenstraße 7, 38106 Brunswick, Germany

     B. Description of the facilities utilized for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     1. TXU Electricity Limited (formerly known as Eastern Energy Limited) (“TXU Electricity”) is engaged in the distribution of electric energy for sale in the State of Victoria, Australia. TXU Electricity’s distribution network primarily consists of (i) subtransmission 66kV closed loop supplied from the main grid terminal station busses, (ii) 58 zone substations, where voltage is transformed from 66 kV to supply 22 kV in 50 of the stations with the remaining 8 transforming from 66kV and 22kV to supply 6.6kV, and (iii) 53,500 distribution substations or transformers, where voltage is transformed to 415/240 V or 480/240 V. TXU Electricity has nine connections with the electricity transmission system owned and operated by SPI PowerNet. TXU Electricity has approximately 2,210 km of 66kV overhead lines, 30,720 km of 22kV, 12.7 kV, 11 kV and 6.6 kV overhead and underground distribution feeders, 12,421 km of overhead and underground low voltage lines, and 355,900 poles in service. TXU Electricity has approximately 726,000 meters in service for the metering of electricity usage.

     2. Compania Mexicana de Gas S.A. de C.V. (“CMG”) owns a natural gas distribution system in Monterrey, Mexico that includes 751 miles of gas pipeline. The Company sold all of its interest in CMG as of January 8, 2004.

     3. TXU Networks (Gas) Pty. Ltd. (formerly known as Westar Pty. Ltd.) (“TXU Networks (Gas)”) is the holder of a gas distribution license, which provides a right to distribute gas within a defined geographical area in Victoria, Australia. The TXU Networks (Gas) distribution network includes approximately 183 km of licensed transmission pipeline and 8,200 km of distribution mains pipeline over approximately 2,000 square km in the western and northwestern Melbourne metropolitan area, together with 32 rural localities in central and western Victoria.

     4. Stadtwerke Kiel AG (“Kiel”) is a German municipal utility based in the City of Kiel, Germany. Kiel has approximately 250,000 electricity and gas customers, owns generators that supply approximately 175 megawatts of power generation and an electric distribution system consisting of approximately 3,600 km of electric lines located in and around the City of Kiel.

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     5. TXU Europe Renewable Generation Limited (“RGL”) owns four wind turbine generator units. Three units have an overall capacity of 3.6 megawatts and are located at Newcastle Emlyn in Wales. The fourth unit has a capacity of one megawatt and is located in County Antrim in North Ireland and is currently being considered for sale. During 2002, construction of three additional turbines was completed at Stronsay, Orkney with a total capacity of 2.3 megawatts. This asset is also being considered for sale.

     6. Braunschweiger Versargungs AG (“BVAG”) is a German municipal utility based in the City of Braunschweiger, Germany. BVAG owns a distribution network located in and around the German City of Brunswick that consists of 38.2 km (22.5 miles) of transmission voltage electric lines and 1958.9 km (1152.9 miles) of distribution voltage electric lines.

     C. Identification and description of each system company that holds an interest in the FUCO(s).

     1. TXU Electricity. TXU Electricity is a wholly-owned subsidiary of TXU Australia Pty Ltd which is a wholly-owned subsidiary of TXU Australia Holdings Pty Ltd, which is a wholly-owned subsidiary of TXU Australia Holdings (Partnership) L.P. which is held 49.75% by TXU Australia (LP) No. 1 Limited (“TXUA No. 1”), 49.75% by TXU Australia (LP) No. 2 Limited (“TXUA No. 2”), and 0.5% by TXU Australia Holdings (AGP) Pty Ltd (“AGP”). TXUA No. 1, TXUA No. 2 and AGP are all wholly-owned subsidiaries of TXU Australia Group Pty Ltd. TXU Australia Group Pty Ltd is a wholly owned subsidiary of TXU Australia (No.1) Holding Company, which is in turn a wholly-owned subsidiary of the Company. TXU International Holdings Limited holds 1,000 cumulative redeemable preference shares of TXU Australia (No.1) Holding Company. TXU International Holdings Limited is a wholly-owned subsidiary of TXU United Kingdom Holdings Company, which in turn is a wholly-owned subsidiary of the Company.

     2. CMG. Prior to January 8, 2004, Enserch de Monterrey S.A. de C.V. (“Monterrey”) owned 60% of the shares of CMG. Monterrey is a wholly-owned subsidiary of Enserch de Mexico S.A. de C.V. which is a wholly-owned subsidiary of National Pipeline Company which is a wholly-owned subsidiary of TXU Industries Company, LLC, which is a wholly-owned subsidiary of the Company.

     3. TXU Networks (Gas). TXU Networks (Gas) is a wholly-owned subsidiary of TXU (No. 9) Pty. Ltd. which is a wholly-owned subsidiary of TXU (No. 8) Pty. Ltd. which is a wholly-owned subsidiary of TXU Australia Pty. Ltd., which is a wholly-owned subsidiary of TXU Australia Holdings Pty. Ltd., which is a wholly-owned subsidiary of TXU Australia Holdings (Partnership) L.P. which is held 49.75% by TXU Australia (LP) No. 1 Limited (“TXUA No. 1”), 49.75% by TXU Australia (LP) No. 2 Limited (“TXUA No. 2”), and 0.5% by TXU Australia Holdings (AGP) Pty Ltd (“AGP”). TXUA No. 1, TXUA No. 2 and AGP are all wholly-owned subsidiaries of TXU Australia Group Pty Ltd. TXU Australia Group Pty Ltd is a wholly owned subsidiary of TXU Australia (No. 1) Holding Company, which is in turn a wholly-owned subsidiary of the Company. TXU International Holdings Limited holds 1,000 cumulative redeemable preference shares of TXU Australia (No.1) Holding Company. TXU International Holdings Limited is a wholly-owned subsidiary of TXU United Kingdom Holdings Company, which in turn is a wholly-owned subsidiary of the Company.

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     4. Kiel. Kiel is 51% owned by TXU Germany Limited (in administration) which is a wholly-owned subsidiary of TXU Europe Group plc (in administration) which is a wholly-owned subsidiary of The Energy Group Limited (in administration), which is a wholly-owned subsidiary of TXU Acquisitions Limited (in administration), which is a wholly-owned subsidiary of TXU Finance No. 2 Ltd. TXU Finance No. 2 Ltd. is owned 90% by TXU Europe Ltd (in administration) and 10% by TXU Finance (No. 2) Holdings Company. TXU Finance (No. 2) Holdings Company is a wholly-owned subsidiary of the Company. TXU Europe Ltd. is a wholly-owned subsidiary of TXU Finance (No. 3) Limited which is a wholly-owned subsidiary of TXU International Holdings Limited. TXU International Holdings Limited is a wholly-owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

     5. RGL. RGL is a wholly-owned subsidiary of TXU Europe Power Limited (in administration) which is a wholly-owned subsidiary of TXU (UK) Holdings Limited (in administration) a wholly-owned subsidiary of TXU Europe Group plc (in administration) which is a wholly-owned subsidiary of The Energy Group Limited (in administration), which is a wholly-owned subsidiary of TXU Acquisitions Limited (in administration), which is a wholly-owned subsidiary of TXU Finance No. 2 Ltd. TXU Finance No. 2 Ltd. is owned 90% by TXU Europe Ltd (in administration) and 10% by TXU Finance (No. 2) Holdings Company. TXU Finance (No. 2) Holdings Company is a wholly-owned subsidiary of the Company. TXU Europe Ltd. is a wholly-owned subsidiary of TXU Finance (No. 3) Limited which is a wholly-owned subsidiary of TXU International Holdings Limited. TXU International Holdings Limited is a wholly-owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

     6. BVAG. BVAG is owned 74.9% by TXU Stadtwerke Holding GmbH & Co KG which is owned 99% by TXU Europe Energy Trading (Nederland) BV and 1% by TXU Europe Energy Trading (Deutschland) GmbH which are both wholly-owned subsidiaries of TXU Europe Energy Trading BV (in administration) which is a wholly-owned subsidiary of TXU Europe Energy Trading Limited (in administration) which is a wholly-owned subsidiary of TXU (UK) Holdings Limited (in administration) which is a wholly-owned subsidiary of TXU Europe Group plc (in administration) which is a wholly-owned subsidiary of The Energy Group Limited (in administration), which is a wholly-owned subsidiary of TXU Acquisitions Limited (in administration), which is a wholly-owned subsidiary of TXU Finance No. 2 Ltd. TXU Finance No. 2 Ltd. is owned 90% by TXU Europe Ltd (in administration) and 10% by TXU Finance (No. 2) Holdings Company. TXU Finance (No. 2) Holdings Company is a wholly-owned subsidiary of the Company. TXU Europe Ltd. is a wholly-owned subsidiary of TXU Finance (No. 3) Limited which is a wholly-owned subsidiary of TXU International Holdings Limited. TXU International Holdings Limited is a wholly-owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

     Item 2. Identify any debt or other financial obligation of the foreign utility company for which there is recourse directly or indirectly to the reporting public-utility company or, if the reporting company is an exempt holding company, to any system company. Identify separately any direct or indirect guarantee of a security of a foreign utility company by any system company.

ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES — Page 5

     1. TXU Electricity. TXU Electricity is a party to a series of inter-company loan agreements whereby all borrowings from third party lenders by TXU Australia Holdings (Partnership) L.P. and TXU Australia Holdings Pty Ltd are ultimately lent to TXU (No.8) Pty Ltd (“TXU8”). TXU8 in turn lends such borrowings to TXU Electricity as needed. The third-party lenders have recourse to TXU Australia Holdings (Partnership) L.P., TXU8 and TXU Australia Holdings Pty Ltd. with regard to the amounts lent to TXU Electricity.

     2. CMG. The Company sold all of its interest in CMG as of January 8, 2004.

     3. TXU Networks (Gas). TXU Networks (Gas) is a party to a series of inter-company loan agreements whereby all borrowings from third party lenders by TXU Australia Holdings (Partnership) L.P. and TXU Australia Holdings Pty Ltd are ultimately lent to TXU (No.8) Pty Ltd (“TXU8”). TXU8 in turn lends such borrowings to TXU Networks (Gas) as needed. The third-party lenders have recourse to TXU Australia Holdings (Partnership) L.P., TXU8 and TXU Australia Holdings Pty Ltd with regard to the amounts lent to TXU Networks (Gas).

     4. Kiel. None.

     5. RGL. None.

     6. BVAG. None.

     Item 3. Identify any service, sales or construction contract(s) between a foreign utility company and the reporting public-utility company or, if the reporting company is an exempt holding company, any system company. Describe the services to be rendered or goods sold, and the fees or revenues under such contract(s).

     1. TXU Electricity. TXU Electricity and its affiliate TXU Networks Pty. Ltd. are parties to an asset management agreement whereby TXU Networks Pty. Ltd. constructs and manages facilities on behalf of TXU Electricity. TXU Electricity paid TXU Networks Pty. Ltd. a fee of A$73,524,448 (approx. US$56,025,000) for the construction of such assets and A$75,042,756 (approx. US$57,182,000) for the management of such assets in 2003. TXU Customer Services Pty. Ltd. (“TCS”) and TXU Electricity are parties to a services agreement whereby TCS provides certain call center facilities services, to TXU Electricity. TXU Electricity paid TCS a fee of A$3,220,000 (approx. US$2,453,000) for such services in 2003. TXU Networks and TXU Australia Pty. Ltd. are parties to a services agreement where TXU Australia Pty. Ltd. provides certain IT infrastructure maintenance and implementation services to TXU Networks. TXU Networks paid TXU Australia Pty. Ltd. an amount of A$15,688,700 (approx. US$11,954,000) for such services in 2003.

     2. CMG. The Company sold all of its interest in CMG as of January 8, 2004.

     3. TXU Networks (Gas). TXU Networks (Gas) and TXU Networks Pty. Ltd. entered into a Network Administration Agreement on September 30, 1999. Under the Network

ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES — Page 6

Administration Agreement, TXU Networks Pty. Ltd. is responsible for, maintaining, managing and operating the TXU Networks (Gas) distribution system. In 2003, TXU Networks (Gas) paid TXU Networks Pty. Ltd. a fee of A$32,819,052 (approx. US$25,008,000) for the provision of services under the Network Administration Agreement.

     TXU Networks (Gas) and TXU Pty. Ltd. have entered into a Distribution Tariff Agreement under which TXU Pty. Ltd. pays TXU Networks (Gas) for services provided related to the provision of distribution services to TXU Pty. Ltd’s customers. The amount paid for distribution services under this agreement is regulated by Essential Services Commission of Victoria, the authority responsible for regulation of the energy industry in Victoria, Australia.

     4. Kiel. Kiel and TXU Europe Energy Trading (Deutschland) GmbH (“TXU EET”), a wholly-owned subsidiary of TXU Europe Energy Trading BV (in administration), have entered into an agreement whereby TXU EET (Deutschland) GmbH provides management and other corporate services to Kiel. Kiel pays TXU EET (Deutschland) GmbH its costs to perform such services plus eight percent of such costs.

     5. RGL. None.

     6. BVAG. None.

     EXHIBIT A. An organizational chart showing the relationship of each foreign utility company to the reporting public-utility company or, in the event that the reporting company is an exempt holding company, to system public utility companies.

     The organizational chart showing the relationship of TXU Electricity Limited., Compania Mexicana de Gas S.A. de C.V., TXU Networks (Gas) Pty. Ltd., Stadtwerke Kiel AG, TXU Europe Renewable Generation Limited, and Braunschweiger Versargungs AG to the Company system public-utility companies is incorporated herein by reference and attached hereto as Exhibit A.

SIGNATURE

     The undersigned company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

TXU Corp.
By:	/s/ PETER B. TINKHAM
Peter B. Tinkham
Secretary/Assistant Treasurer

Date: April 30, 2004

ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES — Page 7

TXU Gas Company (Texas) (Utility) TXU US Holdings Company (Texas) TXU Corp. (Texas) TXU Australia Pty. Ltd. (Australia) TXU Australia Holdings Pty. Ltd. (Australia) TXU Australia Holdings (Partnership) Limited Partnership (Australia) TXU (UK) Holdings Ltd (UK) (in administration) TXU Europe Group plc (UK) (in administration) The Energy Group Limited (UK) (in administration) TXU Acquisitions Limited (UK) (in administration) TXU International Holdings Limited (UK) TX United Kingdom Holdings Company (Delaware) 10% 90% Exhibit A (Each subsidiary is owned 100% of its immediate parent company except where a different percentage is indicated.) *Sold January 8, 2004 TXU Australia (No. 1) Holdings Company (Delaware) TXU Germany Ltd (UK) (in administration) Oncor Electric Delivery Transition Bond Company LLC (Delaware) Oncor Electric Delivery Company (Texas) (Utility) National Pipeline Company (Texas) Enserch de Mexico S.A. de C.V. (Mexico) Enserch de Monterrey S.A. de C.V. (Mexico) Compania Mexicana de Gas, S.A. de C.V.* (Mexico) (FUCO) TXU Australia Group Pty Ltd. (Australia) TXU Australia (LP) No. 1 Limited (UK) TXU Australia (LP) No. 2 Limited (UK) TXU Australia Holdings (AGP) Pty. Ltd. (Australia) Stadtwerke Kiel AG (Germany) (FUCO) TXU Electricity Limited (Australia) (FUCO) TXU (No. 9) Pty. Ltd. (Australia) TXU Networks (Gas) Pty. Ltd. (Australia) (FUCO) TXU Finance (No. 3) Limited (UK) TXU Europe Limited (UK) (in administration) TXU Finance (No. 2) Limited (UK) TXU Finance (No. 2) Holdings Company (Cayman Islands) TXU Industries Company LLC (Delaware) TXU (No. 8) Pty. Ltd. (Australia) 51% 49.75% 49.75% ..05% 60% *Europe Energy Trading TXU Europe Power Limited (in administration) (UK) TXU Europe Renewable Generation Limited (UK) (FUCO) Energy Holdings (No.6) Ltd (UK) (in administration) Eastern Electricity Holdings Ltd (UK) (in administration) 1% Braunschweiger Versargungs AG (Germany) (FUCO) TXU Stadtwerke Holding GMbH (Germany) TXU EET* (Nederland) BV (Netherlands) TXU EET* (Deutschland) GMbH (Germany) TXU EET* Ltd (UK) (in administration) TXU EET* BV (Netherlands) 99% 74.9% 50% 50% TXU UK Ltd. (UK) (in administration) Owner of 100% preferred shares